Oncolytics Biotech Inc.
Common Shares
682310107
December 31, 2001


CUSIP 682310107
1. Sprott Securities Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,034,174 (5.4%)

6. 45,095 (0.2%)

7. 1,034,174 (5.4%)

8. 45,095 (0.2%)

9. 169,610 (0.9%)

10. n/a

11. 0.9%

12. BD


Item 1
(a) Oncolytics Biotech Inc.
(b) Suite 210
    1167 Kensington Crescent N.W.
    Calgary, Alberta
    T2N 1X7
    Canada

Item 2
(a) Sprott Securities Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 682310107

Item 3
n/a

Item 4
(a) 169,610
(b) 0.9%
(c) (i) 1,034,174 (5.4%)
    (ii) 45,095 (0.2%)
    (iii) 1,034,174 (5.4%)
    (iv) 45,095 (0.2%)

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
January 9, 2002
W. Jeffrey Kennedy
Chief Financial Officer